FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 30, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolution proposals of the EGM of Magyar Telekom Plc. to be held June 29, 2007

1.   The General Meeting approves the amendments of Sections 2.1, 2.3, 2.4, 2.5, 2.6, 4.2, 4.5, 4.6, 6.2, 6.4, 6.11, 6.18, 11.1, 11.4 and 12 in Magyar Telekom Plc’s Articles of Association pursuant to the Act on abolishment of priority voting share (golden share) to be granted to the state, the modifications of Section 8.7. regarding the status of the Audit Committee and the deletion of Section 15.5 and Annex 1.

2.   The General Meeting accepts the independent auditor’s report on the draft merger balance sheets and draft merger inventories of the companies to be transformed and the draft merger balance sheet and draft merger inventory of the successor Magyar Telekom Plc., the exchange rate of shares, the draft Demerger Agreement, the draft Upstream Merger Agreement and the written reports prepared by the senior officers, and the auditor’s statement that the planned transformation will not endanger the satisfaction of creditors claims towards the company.

3.   The General Meeting acknowledges the Supervisory Board’s opinion about the opening draft merger balance sheets and draft merger inventories of Magyar Telekom Plc., T-Online Hungary Ltd. and Emitel Ltd. and the draft merger balance sheet and draft merger inventory of the successor Magyar Telekom Plc.

4.   The General Meeting accepts the written reports of the senior officers of the companies to be transformed prepared according to Article 279 (2) of Act IV of 2006 on business associations on the necessity of the secession and merge of the access business line of T-Online Hungary  Ltd. into Magyar Telekom Plc. and the upstream merger of Emitel Ltd. into Magyar Telekom based on legal and financial considerations.

5.   The General Meeting determines that HUF 366 (say three hundred and sixty-six forints) for each ordinary share held will be paid to the persons who do not wish to participate as shareholders in the successor business association. The General Meeting approves the method of settlement with the persons who do not wish to participate as shareholders in the successor business association with the content laid down in the announcement published by the company on May 29, 2007 and assigns the Board of Directors to execute it.

6.   /If any shareholder wish to depart the company:/ The General Meeting establishes that on the basis of the shareholders’ valid Declarations of Shareholder’s Leaving delivered to Magyar Telekom (as defined in the announcement published by the company on May 29, 2007) and the valid Declarations of Shareholder’s Leaving made at this General Meeting that the number of persons who do not wish to participate as shareholders in the successor Magyar Telekom is         who hold         shares.

/If there will be no shareholder who wish to leave the above resolution will not be adopted, but the minutes will contain the following wording:

As a result of a counting carried out at the General Meeting the Chairman establishes that no valid Declaration of Shareholder’s Leaving was received by Magyar Telekom Plc. (as defined in the announcement published by the company on May 29, 2007) and none of the shareholders registered in the Register of Shares made at this General Meeting a Declaration of Shareholder’s Leaving laid down in a private document with full probative force. This means that none of the shareholders will leave Magyar Telekom Plc. being the predecessor company./

7.   The General Meeting approves the draft merger balance sheet and draft merger inventory of Magyar Telekom Plc. being the successor company. /If any of the shareholders leaves the company then with the modification that the versions included in the documents submitted to the General Meeting were corrected with the assets paid to the shareholders who do not wish to participate in the successor company.

In line with the above the General Meeting establishes that the successor Magyar Telekom Plc.’s equity is reduced with the share of registered capital to be paid to the shareholders who do not wish to participate in the successor company that is proportionate to the number of shares held by them, therefore the equity will amount to HUF           (say              forints) consisting of HUF            (say                forints) cash and HUF          (say             forints) non-cash contribution, and the number of Series A ordinary shares of HUF 100 (say one hundred forints) face value is reduced with the number of ordinary shares held by these shareholders (      shares). If none of the shareholders wishes to leave naturally the above resolution will consist of only the first sentence./

8.   The General Meeting decides on the secession and merger of the access business line of T-Online Hungary  Ltd. into Magyar Telekom Plc. and the upstream merger of Emitel Ltd. into Magyar Telekom. The transformation will enter into force through registration by the Registration Court. The General Meeting identifies September 30, 2007 as the planned date of entry into force of the transformation. The General Meeting approves the Demerger Agreement and the Upstream Merger Agreement in the form enclosed to the submission and authorizes Chairman-CEO Christopher Mattheisen and CFO Thilo Kusch to sign the agreements.

9.   The General Meeting acknowledges that Emitel Ltd.’s Board of Directors and Supervisory Board members resign from their offices. The General Meeting declares that Magyar Telekom Plc.’s Board and Supervisory Board members will hold their office as Board or Supervisory Board members of the successor company with unchanged conditions and remuneration.

10. The General Meeting decides that the successor Magyar Telekom Plc.’s Articles of Association will be amended (that will enter into force through registration of the merger by the Registration Court) as follows:

Section 1.4 will show the property located at 6722 Szeged, Tisza Lajos krt. 41. as branch office; and

Section 1.8.2 will include the following wording: 1.8.2. Magyar Telekom Telecommunications Public Limited Company is the general successor in respect of the demerged corporate assets of T-Online Hungary Internet Service Provider Private Company Limited (registered office: 1117 Budapest, Neumann J. u 1/b.; Corporate Registry No.: 01-10-044389) that was merged into the Company on June 29, 2007.

1.8.3. Magyar Telekom Public Limited Company is the general successor of EMITEL Telecommunications Company Limited (registered office: 6722 Szeged, Tisza Lajos krt. 41., Corporate Registry No.: 06-10-000154).

(If any of the shareholders leaves the company, with reference to General Meeting Resolution No.    , Sections 1.7 and 2.1 will be deleted and replaced by the following wording.)

1.7. The Company’s equity

The Company’s equity amounts to HUF          (say            forints) consisting of HUF          (say               forints) cash and HUF 58,266,189,000 (say fifty-eight billion, two hundred and sixty-six million, one hundred and eighty-nine thousand forints) non-cash contribution.

2.1. Shares

The Company’s equity consists of          Series A registered ordinary shares of HUF 100 face value.

The Company’s shares are shares produced in dematerialized form.

Dematerialized share means a registered share without serial number where the name of the shareholder and other data used for clear identification are shown on the securities account.

The General Meeting requests the company’s senior legal counsel to submit to the Metropolitan Court of Budapest as Registration Court the Articles of Association updated with the amendments approved at this General Meeting.

Settlement process to be applied with shareholders who do not wish to enter the merged company after the upstream merger of Magyar Telekom Plc. and Emitel Ltd. and of the merger by separation of T-Online Magyarország Plc.’s access business areas.

Let us hereby inform our shareholders that on May 25, 2007, the Board of Directors of Magyar Telekom Plc. (registered seat: 1013 Budapest, Krisztina krt. 55., Registry No.: 01-10-041928), made a preliminarily decision regarding the transformation of Magyar Telekom Plc. and of T-Online Plc. (1117 Budapest, Neumann J. u. 1/b., Registry No.: 01-10-044389). The assets separated from T-Online Magyarország Ltd. will be merged together with Emitel Telecommunications Ltd. (6722 Szeged, Tisza Lajos krt. 41, registered at the Csongrád County Court as the Court of Registration on the Registry No.: Cg.: 06-10-000154) into Magyar Telekom Plc..

According to Act IV. of 2006 on Business Associations it is not compulsory for the shareholders of the merging companies (i.e. Magyar Telekom Plc., T-Online Hungary Ltd. and Emitel Telecommunications Ltd.) to remain shareholder in the merged company. Those shareholders who do not wish to enter the merged company will proportionally withdraw their assets – according to the number of their shares – from the assets of Magyar Telekom Plc.

The shareholders who wish to remain shareholders of the merged company have to take no action regarding their shares.

The shareholders who do not wish to enter the merged company will receive the proportional book value of their assets in exchange for their shares. We would like to draw the attention of the shareholders to the followings:

•                  The book value of the assets corresponding to one share is significantly lower than the market value of the share. The book value is 366 HUF (that is Three Hundred Sixty Six HUF) for one share, while the market value at closing of May 24, 2007 was 920 HUF.

•                  The shareholders who do not wish to enter the merged company will loose the ownership of their shares with the payment of above amount.

Provision of the assets

The provision of the assets is realized as follows: Magyar Telekom Plc. shareholders who do not wish to enter the merged company are entitled to receive 366 HUF (that is Three Hundred Sixty Six HUF) by each 100 HUF face value share, issued by Magyar Telekom Plc (ISIN: HU0000073507)., as a redemption for those proportionately owned assets for which the shareholders in question submit their relevant declaration to Magyar Telekom Plc and made sure that the transfer was carried out to the below mentioned securities account.

Persons not wishing to take part as shareholders in the merged company will receive the above sum for each share within thirty (30) days upon the registry of the merger by the Court of Registry, via remittance to their bank accounts specified in the below declaration form.

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Declaration of the departing shareholders

Should you decide not to become the shareholder of the merged company you may announce this intent in two ways. On one hand you may draw up your declaration prior to the EGM - in this case it is not necessary to participate the said EGM. On the other hand you may announce your intent at the EGM in a way that you participate the meeting as a shareholder and make a written declaration at the discussion of the relevant agenda item.

Let us  draw the attention of our shareholders that only those shareholders may exercise their share related rights towards the Company – i.e. only those declarations shall be deemed valid – that are made by such shareholders or by such shareholder representatives who are registered in the Share Registry of the Company. According to the provisions of the Act on Capital Markets the custodian, registered in the Share Registry as the representative thereof, may also act on behalf of the shareholder.

If you do not wish to participate the EGM you may announce that you do not wish to enter the merged company by filling in and returning the attached declaration form (Declaration, which is also to be found on the Company’s internet site www.magyartelekom.hu ) for the attention of the Board of Directors of Magyar Telekom Plc. The said declaration must arrive to the below address at the latest by June 26, 2007: KELER Zrt. Részvénykönyv-vezetési Osztály 1075 Budapest Asbóth utca 9-11. Please indicate on the envelope: „Magyar Telekom átalakulási nyilatkozat” (Magyar Telekom transformation declaration).

Another precondition of making such declaration is that shareholders transfer their shares indicated in the declaration to Magyar Telekom Plc’s specific securities account held at KELER Ltd. (account No.: 1145/100000) at the latest by 26th June 2007. In the notice rubric of the transfer order the securities account number shown in the declaration must be inditaced.

Shareholders may also announce their intent that they do not wish to enter the merged company at the discussion of the relevant agenda item of the General Meeting. In this case such shareholders are to submit their declarations to the Board of Directors of Magyar Telekom Plc. at the EGM. Let us draw the attention of our shareholders that the precondition of validly submitting their declarations is that such shareholders have their relevant shares frozen prior to the EGM.

In this latter case, besides meeting the above precondition  it is required that shareholders hand over the proxy regarding the transfer of the shares indicated in the declaration to Magyar Telekom Plc.’s specific securities account at KELER Ltd. (account No.: 1145/100000), and authorize Magyar Telekom Plc to submit the transfer proxy to the appropriate securities intermediary. The shares will be transferred to the above mentioned securities account after released by the EGM. Subsequent to the submission of their declarations the shareholders will not be able to make any order regarding the departing shares.

Should the General Meeting not decide on the transformation or if the registry of the merger at the Registry Court fails Magyar Telekom Plc.  will re-transfer those shares of departing shareholders that have been transferred to the specific account at KELER Ltd. within 3 banking days to the securities account specified by such shareholders in their declarations.

Let us draw the attention of our shareholders that if a participant is represented at the EGM by a proxy, his declaration on departing the company will only be valid if the proxy instrument

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clearly and separately indicates such intent. The validity of such declarations will be checked by the Board of Directors.

To sum up the above, if you do not wish to participate the EGM, neither wish to become a shareholder of the merged company, you must fill in and return the attached declaration form within the deadline to the above address and make sure that the transfer of shares is be carried out in compliance with the above written procedure.

Should you wish to make your declaration on being a departing shareholder of the merged company at the General Meeting there are two things to do: first you must make order to freeze your shares at the latest by June 21, 2007,  second you must make your written declaration and the above detailed transfer proxy and hand them over to the Board of Directors (i.e. its representative) at the merger EGM.

Let us draw the attention of our shareholders that subsequent to the date when the Court of Registry registers the merger, the Company will decrease its subscribed capital with the face value of those shares of which their owner announced its intent to depart and carried out the necessary transfer. Regarding the departing shares Magyar Telekom Plc. will only pay the relevant asset proportion to the owners.

Should you need further guidance on the above procedures, please call the free share line of Magyar Telekom at: +36 80 38 38 38

May 29, 2007

The Board of Directors of Magyar Telekom Plc.

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DECLARATION

I, the undersigned                  due to the preliminary decision on the merger of Magyar Telekom Plc., certain assets of T-Online Hungary ltd. and Emitel Ltd. hereby announce that in possession of            pieces of 100 HUF face value ordinary shares, representing a total nominal value of HUF              and with respect to the same shares I do not wish to become the shareholder of the legal successor company, established through the merger.

My data are as follows:

Name (of the company):

Address (registered seat):

Notification address:

Mother’s name:

Securities intermediary:

Securities account No.:

Please transfer my asset proportion due from Magyar Telekom Plc.’s assets 366, that is Three Hundred Sixty Six HUF that is payable for each share, to the below bank account via remittance.

Name of the bank:

Bank account No.:

With the submission of this declaration I accept the content of the announcement regarding the settlement process with shareholders who do not wish to remain shareholders in the legal successor company, established through the merger of Magyar Telekom Plc., certain assets of T-Online Hungary Ltd. and Emitel Ltd.

Date:

Signature of the shareholder
1st witness[2]	2nd witness
Signature:	Signature:
Name:	Name:
Address:	Address:

[1] In case of a legal entity the proper signature of the legal entity is required

[2] Witnesses are only required if the signatory is natural person

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: May 30, 2007